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03012190

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SEC FILE NUMBER
8 - 49360

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CROSSHILL FINANCIAL GROUP, INC.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Wilson Boulevard, Suite 1850
(No. and Street)

Arlington VA 22209
(City) (State) (Zip Code)

RECD S.E.C.
FEB 28 2003
616

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STUART J. YARBROUGH (202)296-1789 (703) 526-1335
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1000 CONNECTICUT AVENUE, NW, SUITE 801, WASHINGTON, DC 20036
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, STUART J. YARBROUGH, swear (or to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of CROSSHILL FINANCIAL GROUP, INC., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

President

Title

Notary Public

RAQUEL B. GONZAGA
Notary Public, District of Columbia
My Commission Expires: 9/14/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSSHILL FINANCIAL GROUP INC.

ARLINGTON, VA

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

INDEPENDENT AUDITORS' REPORT

The Board of Directors
CrossHill Financial Group Inc

We have audited the accompanying statement of financial condition of CrossHill Financial Group Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CrossHill Financial Group Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

February 24, 2003

CROSSHILL FINANCIAL GROUP INC.

ARLINGTON, VA

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 6,781
Investments	12,400
Rent deposit	4,522
Income taxes receivable	67,797
Furniture and equipment	9,918
Total assets	$ 101,418

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Income Taxes Payable	$ 100
Stockholders' equity	
Common stock	20
Additional paid in capital	340,859
Retained earnings	(227,157)
Treasury stock	(12,404)
Total stockholders' equity	101,318
Total liabilities and stockholders' equity	$ 101,148

See accompanying notes to financial statements.

CROSSHILL FINANCIAL GROUP INC.

ARLINGTON, VA

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

Organization

CrossHill Financial Group Inc. (CrossHill) a Delaware corporation, was organized in 1998 for the purpose of engaging in investment banking and related activities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Depreciation

Office equipment, furniture and fixtures are recorded at cost and are depreciated using the double declining balance method and are shown net of $25,586 accumulated depreciation.

Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due or receivable plus deferred taxes related primarily to differences between financial and income tax reporting for depreciation and other items which create recognition timing differences. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 3 - CASH AND CASH EQUIVALENTS

The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. At December 31, 2002, cash includes $6,681 in the Merrill Lynch Ready Asset Trust, a money market mutual fund.

(Continued)

CROSSHILL FINANCIAL GROUP INC.

ARLINGTON, VA

NOTES TO FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is affiliated with CrossHill Georgetown Capital, L.P. (CGC) and CrossHill Georgetown Management, LLC. (CGM) through common management and control.

From January through September, 2002, the companies' operations were conducted from offices leased by CrossHill. During this period, CrossHill received $44,000 in cost reimbursements from affiliates. In September 2002, CrossHill terminated its office space lease.

In October 2002, the companies began operating from offices leased by CGM. Due to CrossHill's level of activity relative to its affiliates, none of the common costs of the companies, such as office rent, are allocated to CrossHill.

NOTE 5 - COMMON STOCK

Common stock has $.01 par value and at December 31, 2002 there were 5,000 shares authorized of which 2,000 were issued and outstanding.

NOTE 6 - INCOME TAXES

The provision for current income taxes consists of:

	Federal	District of Columbia
Current Year Tax	$ -	$ 517
Change in Deferred taxes	1,729	26,648
	$ 1,729	$ 27,165

NOTE 7 - INVESTMENTS

At December 31, 2002, CrossHill had an equity investment which was not readily marketable and no market value was available, therefore, it is shown on the statement of financial condition at cost.

NOTE 8 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

(Continued)

NOTE 9 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the net capital rule adopted and administered by the National Association of Securities Dealers and the Securities and Exchange Commission. This rule is designed to require a broker-dealer to maintain a minimum amount of net capital, as defined, and a minimum ratio of aggregate indebtedness, as defined, to net capital. Under this rule, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The Company's aggregate indebtedness to net capital as of December 31, 2002, was 0 to 1. At December 31, 2002, the Company had net capital of $6,448 which was $1,448 in excess of its required net capital of $5,000.